United States securities and exchange commission logo





                             October 4, 2021

       Darryl M. Sanders
       Chief Executive Officer
       CLStv Corp.
       2081 Fontainbleau Drive
       Conyers, GA 30094

                                                        Re: CLStv Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 20,
2021
                                                            File No. 024-11522

       Dear Mr. Sanders:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

       Amendment No. 1 to Form 1-A filed September 10, 2021

       Cover Page

   1. We note your response to comment 1 and your amended disclosure fixing a price of $.10 per share for both your
primary and selling security holder offerings. However, Rule
                                                        251(a)(1) of Regulation
A limits Tier 1 offerings to $20 million in a 12-month period, and your maximum aggregate
offering price is greater than $20 million. Please revise your filing to comply with
Rule 251(a)(1) of Regulation A. As a related matter, please also ensure that your
offering complies with Rule 251(a)(3) of Regulation A, which restricts the selling security
holder component of a company's initial offering and any subsequent
 Darryl M. Sanders
CLStv Corp.
October 4, 2021
Page 2
         offering in the following 12 months to 30% of the aggregate offering price. Finally, please amend your subscription agreement to reflect the appropriate amount and price of shares for this offering.
Exhibit Index, page 16

2. We note that you are offering 180,000,000 shares and selling shareholders are offering
         7,000,000 shares of common stock. The legal opinion filed covers 18,000,000 shares of common stock. Please have counsel revise the legal opinion to cover all the shares being qualified by you and the selling shareholders. Please refer to Staff Legal Bulletin No. 19 for guidance.
       You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545
with any questions.



FirstName LastNameDarryl M. Sanders                           Sincerely,
Comapany NameCLStv Corp.
                                                              Division of
Corporation Finance
October 4, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName